SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

_______________________

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant’s name into English)

_______________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

The Registrant announces that it will hold the Extraordinary General Meeting of Shareholders on October 5, 2016 at 2:00 p.m. (Israel time) at Registrant's offices at 7 Bareket St, Industrial Park Caesarea, Israel. In connection with this meeting, on or about September 7, 2016, the Registrant will mail to shareholders a Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement, and Proxy Card. Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Extraordinary General Meeting and Proxy Statement; and Proxy Card.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By:	/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer

Dated: August 31, 2016